SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2013

MetroGas Inc.
(Translation of registrant’s name into English)

MetroGAS S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: April 11, 2014	By:	/s/ Fernando Nardini
		Name:	Fernando Nardini
		Title:	Finance Director

Buenos Aires, April 9, 2014

To

“Comisión Nacional de Valores”

Re.: Relevant Information

Dear Sirs,

MetroGAS S.A. (MetroGAS) signed a Provisional Agreement, which has been ratified through Decree No. 445 published in the “Boletín Oficial” [Official Gazette] on April 7, 2014 (The AGREEMENT). Same is supplementary to the agreement entered into in 2009 with the Unit for the Renegotiation and Analysis of Utilities’ Contracts [UNIREN as per its acronym in Spanish] (ratified through Decree No. 234/09), and all of that has been part of a prior negotiation stage with the National State in relation with a definitive comprehensive tariff agreement.

The AGREEMENT includes a provisional prices and tariffs’ adjustment for the natural gas distribution service considering the necessary circumstances in order to continue operating and carry out the works needed subject to ENARGAS approval, pursuant to the Gas Industry Regulatory Framework’s  established guidelines, including changes in the price of gas at transmission system entry point.

Pursuant to the aforementioned, ENARGAS issued Resolution I/2851 published in the Official Gazette on April 9, 2014, which includes the new tariff charts applicable to MetroGAS, and the conditions under which they are to be applied.

Yours sincerely,

/s/ Magdalena Gonzalez Garaño

Magdalena Gonzalez Garaño

Market Relations